Exhibit 99.1

PROPOSAL LETTER

October 9, 2012

The Board of Directors
American Lorain Corporation
Beihuan Zhong Road, Junan County
Shandong, China 276600

Dear Sirs,

I, Chen Si, am pleased to submit this preliminary non-binding proposal to acquire all of the common stock of American Lorain Corporation (the “Company”) that are not currently owned by me in a going private transaction (the “Acquisition”).

I believe that my proposal provides a very attractive opportunity to the Company’s shareholders. My proposal represents a premium of 39.1% to the Company’s closing price on October 8, 2012.

1. Purchase Price.
The consideration payable for each share of the common stock of the Company (other than those common stock held by me and my affiliates) will be $1.60 in cash.

2. Financing.
I intend to finance the Acquisition with a combination of debt and equity capital.

I have held preliminary discussions with a Chinese bank which is experienced in financing going-private transactions and expect to receive a letter of intent from them in due course. I expect commitments for the debt financing, subject to the terms and conditions set forth therein, to be in place when the Definitive Agreements (to be defined below) are executed. I have also had preliminary discussions with potential sources of equity financing, and may make agreements with them relating to possible investments in the Acquisition.

3. Due Diligence.
Parties providing financing will require a timely opportunity to conduct customary due diligence on the Company. I would like to ask the board of directors of the Company to accommodate such due diligence request and approve the provision of confidential information relating to the Company and its business to possible sources of equity and debt financing under a customary form of confidentiality agreement.

4. Definitive Agreements.
I am prepared to promptly negotiate and finalize definitive agreements (the “Definitive Agreements”) providing for the Acquisition and related transactions. These documents will provide for representations, warranties, covenants and conditions which are typical, customary and appropriate for transactions of this type.

5. Process.
I believe that the Acquisition will provide superior value to the Company’s shareholders. I recognize that the Company’s board of directors will evaluate the Acquisition independently before it can make its determination to endorse it. Given my involvement in the Acquisition, I appreciate that the independent members of the board of directors will proceed to consider the proposed Acquisition and I will recuse myself from participating in any board deliberations and decisions related to the Acquisition.

6. Confidentiality.
I intend to promptly file an amendment to my Schedule 13D to disclose this letter. However, I am sure you will agree that it is in all of our interests to ensure that we proceed in a strictly confidential matter, unless otherwise required by law, until we have executed the Definitive Agreements or terminated our discussions.

7. Advisors.
I have retained HFG China as my financial advisor and Squire Sanders (US) LLP as my legal counsel in connection with this proposal and the Acquisition.

8. No Binding Commitment.
This letter constitutes only a preliminary indication of my interest and does not constitute any binding commitment with respect to the Acquisition or any other transactions. A binding commitment will result only from the execution of the Definitive Agreements, and then will be on the terms provided in such documentation.

In closing, I would like to express my commitment to working together to bring this Acquisition to a successful and timely conclusion. Should you have any questions regarding this proposal, please do not hesitate to contact me. I look forward to hearing from you.

* * * *

By:	/s/ Chen Si
Name:	Chen Si